UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of JANUARY, 2014

Commission File Number: 1-33965

QUATERRA RESOURCES INC.
(Translation of registrant's name into English)

1100-1199 West Hastings Street
Vancouver, BC V6E 3T5 Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ x ] Form 20-F   [   ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

SUBMITTED HEREWITH

Exhibits

99.1	Technical Report for the MacArthur Copper Project Dated January 17, 2014

99.2	Consent of Qualified Person - Myron R. Henderson

99.3	Consent of Qualified Person - Rex C. Bryan

99.4	Consnet of Qualified Person - Hebert E. Welhener

99.5	Consent of Qualified Person - Richard W. Jolk

99.6	Consent of Qualified Person - Mark A. Willow

99.7	Certificate of Qualified Person - Myron R. Henderson

99.8	Certificate of Qualified Person - Rex C. Bryan

99.9	Certificate of Qualified Person - Hebert E. Welhener

99.10	Certificate of Qualified Person - Richard W. Jolk

99.11	Certificate of Qualified Person - Mark A. Willow

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUATERRA RESOURCES INC.
(Registrant)

Date: January 27, 2014	By:	/s/ Scott B. Hean
Scott B. Hean

	Title:	Chief Financial Officer